UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 27, 2017 (February 27, 2017)

Commission File Number 0-8084

Connecticut Water Service, Inc.
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0739839 (I.R.S. Employer Identification No.)

93 West Main Street, Clinton, CT (Address of principal executive office)	06413 (Zip Code)

(860) 669-8636
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

Completion of Acquisition of The Heritage Village Water Company

As previously reported, on May 10, 2016, Connecticut Water Service, Inc. (“CTWS” or “Connecticut Water”) announced that it had reached an agreement to acquire The Heritage Village Water Company ("HVWC"), pending a vote of HVWC shareholders, approval by the Connecticut Public Utilities Regulatory Authority (“PURA”) and the Maine Public Utilities Commission ("MPUC") and the satisfaction of other various closing conditions, pursuant to the terms of that certain Agreement and Plan of Merger dated May 10, 2016 between and among HVWC, the Company, and HAC, Inc., the Company’s wholly-owned Maine subsidiary (the “Merger Agreement”). HVWC serves approximately 4,700 customers in the Towns of Southbury, Middlebury, and Oxford, Connecticut and approximately 3,000 wastewater customers in the Town of Southbury, Connecticut.

Under the Merger Agreement, the acquisition will be executed through a stock-for-stock merger transaction valued at approximately $16.1 million. Holders of HVWC common stock will receive shares of CTWS common stock in a tax-free exchange. In addition the transaction reflects a total enterprise value of HVWC of approximately $20.7 million.

On September 28, 2016, Connecticut Water received regulatory approval from MPUC and on December 5, 2016, Connecticut Water received regulatory approval from the PURA to proceed with the transaction. The shareholders of HVWC voted to approve the acquisition at a special meeting of HVWC’s shareholders held on February 27, 2017.

Effective February 27, 2017, Connecticut Water completed the acquisition of HVWC by completing the merger of Connecticut Water’s wholly-owned subsidiary HAC, Inc. with and into HVWC, with HVWC as the surviving corporation, pursuant to the terms of the Merger Agreement and Connecticut corporate law. Upon the effective time of the Merger, the holders of HVWC’s 1,620 issued and outstanding shares of common stock became entitled to receive an aggregate of 300,445 shares of CTWS common stock in a tax-free exchange, which exchange will be commenced promptly by the issuance of a letter of transmittal and related materials by Connecticut Water’s exchange agent.

News Release

On February 27, 2017, Connecticut Water issued a press release describing the completion of its acquisition of HVWC. A copy of the press release dated February 27, 2017 is filed herewith as Exhibit 99.1 and is hereby incorporated herein by reference.

Additional Information About the Merger and Where to Find It

In connection with the proposed acquisition of the Avon Water Company, CTWS will be filing a registration statement on Form S-4 with the SEC under the Securities Act of 1933 containing a proxy statement of the Avon Water Company that also constitutes a prospectus of CTWS (the “Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Statement/Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about CTWS, Avon Water Company and the proposed merger.

When available, copies of the Statement/Prospectus will be mailed to the shareholders of the Avon Water Company. Copies of the Statement/Prospectus may be obtained free of charge at the SEC's web site at www.sec.gov, or by directing a request to CTWS's Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-428-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by CTWS with the SEC may also be obtained free of charge at the SEC's web site or by directing a request to CTWS at the address provided above.

CTWS and the Avon Water Company and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger. Information regarding CTWS's directors and executive officers and their respective interests in CTWS by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on March 14, 2016 and its Proxy Statement on Schedule 14A filed with the SEC on March 31, 2016. Certain information regarding the Avon Water Company’s directors and executive officers is available in its Annual Report for 2015 filed with the PURA and available at the PURA's website, www.ct.gov/pura. Additional information regarding the interests of such potential participants will be included in the Statement/Prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed merger.

This current report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Item 9.01    Financial Statements and Exhibits

The following document is filed herewith as an exhibit hereto:

(d)    Exhibits

99.1	Connecticut Water press release regarding the completion of Connecticut Water’s acquisition of The Heritage Village Water Company, dated February 27, 2017, is filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Water Service, Inc. (Registrant)
Date: February 27, 2017	By: /s/ David C. Benoit David C. Benoit Senior Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Connecticut Water press release regarding the completion of Connecticut Water’s acquisition of The Heritage Village Water Company, dated February 27, 2017, is filed herewith.